EXHIBIT 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

July 10, 2019

Attn. Attn.

Israel Securities Authority The Tel-Aviv Stock Exchange Ltd

Re: Notice of results of tender for issue of debentures that will be registered for trading on the TACT Institutional system for institutional investors

Further to the Immediate Report concerning a possible issue of debentures (series 11 and 12) (“Debentures”) to institutional investors on July 7, 2019 (ref. No. 2019-01-058341), the Company announces the result of the tender for the private issue of the Debentures that will be registered for trading on the TACT Institutional system for institutional investors, as detailed below:

1.	Details of the results of the tender for the Debentures (Series 11) ("Tender 11"):
1.1.	427,891,000 Debentures (Series 11) of the Company with a par value of NIS 1 each, registered, unlinked (principal and interest) to any index (“Debentures (Series 11)”). The principal of the Debentures (Series 11) will be repaid in five equal tranches, to be paid on June 1 of each of the years 2026 to 2030 (inclusive), each payment representing 20% of the principal of the Debentures (Series 11).
1.2.	The annual interest rate the Debentures (Series 11) will bear, as stipulated in the tender, is 3.6% (“Interest Set of the Debentures (Series 11)”).
1.3.	The first interest payment of the Debentures (Series 11) will be made on December 1, 2019 for the period that commences on the first trading day after the tender day, (namely, July 10, 2019) and that ends on the last day before the date of the first interest payment (namely, November 30, 2019) (inclusive), calculated on the number of days in this period on the basis of 365 days in a year (“First Interest Period Set for Debentures (Series 11)”). Accordingly, the interest payment that will be made for the First Interest Period Set for Debentures (Series 11) is 1.42027%.
1.4.	The half-yearly interest rate that will be paid on the unpaid balance, as it shall be from time to time, of the principal of the Debentures (Series 11), which will be paid on December 1 of each of the years from 2019 until 2019 and on June 1 of each of the years from 2020 to 2030 (inclusive), is 1.8%.
1.5.	On June 25, 2019 confirmation was received of the rating of the Debentures (Series 11) and Debentures (Series 12), in an overall amount of NIS 600 million, of ilAA/Negative by Standard & Poor’s Maalot, and a rating of Aa2.il negative by Midroog Ltd. On July 10, 2019 confirmation was received from these rating companies that the above ratings would apply to the issue in an overall amount of up to NIS 1 billion par value.
1.6.	The overall (gross) consideration received by the Company for the Debentures (Series 11) that will be registered for trading on the TACT Institutional system, came to NIS 427,891,000.
1.7.	The Debentures (Series 11) will be registered for trading on the TACT Institutional system of the Tel-Aviv Stock Exchange (“TASE”), and to this end the Company submitted an application for approval of registration for trading on the TACT Institutional system as stated.
1.8.	In the event of registration for trading of the Debentures (Series 11) on the TASE’s main list, the interest rate that will be paid for the balance of the principal of the Debentures from the date of registration for trading on the TASE main list will be reduced by 0.4%.

2.	Details of the results of the tender for the Debentures (Series 12) ("Tender 12"):
2.1.	461,740,000 Debentures (Series 12) of the Company with a par value of NIS 1 each are registered, linked (principal and interest) to the Consumer Prices Index (CPI) for May 2019 that was published on June 14, 2019 (“Debentures (Series 12)”). The principal of the Debentures (Series 12) will be repaid in five equal tranches, to be paid on June 1 of each of the years 2026 to 2030 (inclusive), each payment representing 20% of the principal of the Debentures (Series 12).
2.2.	The annual interest rate the Debentures (Series 12) will bear, as stipulated in the tender, is 2.1% (“Interest Set of the Debentures (Series 12)”).
2.3.	The first interest payment of the Debentures (Series 12) will be made on December 1, 2019 for the period that commences on the first trading day after the tender day, (namely, July 10, 2019) and that ends on the last day before the date of the first interest payment (namely, November 30, 2019) (inclusive), calculated on the number of days in this period on the basis of 365 days in a year (“First Interest Period Set for Debentures (Series 12)”). Accordingly, the interest payment that will be made for the First Interest Period Set for Debentures (Series 12) is 0.82849%.
2.4.	The half-yearly interest rate that will be paid on the unpaid balance, as it shall be from time to time, of the principal of the Debentures (Series 12), which will be paid on December 1 of each of the years from 2019 until 2019 and on June 1 of each of the years from 2020 to 2030 (inclusive), is 1.05%.
2.5.	On June 25, 2019 confirmation was received of the rating of the Debentures (Series 11) and Debentures (Series 12), in an overall amount of NIS 600 million, of ilAA/Negative by Standard & Poor’s Maalot, and a rating of Aa2.il negative by Midroog Ltd. On July 10, 2019 confirmation was received from these rating companies that the above ratings would apply to the issue in an overall amount of up to NIS 1 billion par value.
2.6.	The overall (gross) consideration received by the Company for the Debentures (Series 12) that will be registered for trading on the TACT Institutional system, came to NIS 461,740,000.
2.7.	The Debentures (Series 12) will be registered for trading on the TACT Institutional system of the TASE, and to this end the Company submitted an application for approval of registration for trading on the TACT Institutional system as stated.
2.8.	In the event of registration for trading of the Debentures (Series 12) on the TASE’s main list, the interest rate that will be paid for the balance of the principal of the Debentures from the date of registration for trading on the TASE main list will be reduced by 0.4%.

The Company thanks the institutional investors for their participation in the tender.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.